[redacted]

08026230

AB* 2/27

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2008
Washington, DC
110

SEC FILE NUMBER
8-67078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agora Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 55th Street, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I CLAUDIO PACINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agora Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Title

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Agora Securities Corporation

Statement of Financial Condition
December 31, 2007

	Page(s)

Weiser

Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

Board of Directors and Shareholder
Agora Securities Corporation

We have audited the accompanying statement of financial condition of Agora Securities Corporation (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Agora Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 8, the shareholder of the Company has decided to cease operations and the Company filed Form BDW – Uniform Request for Broker-Dealer Withdrawal with the Financial Industry Regulatory Authority.

Weiser LLP

New York, N.Y.
February 15, 2008

Agora Securities Corporation
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	499,895
Due from clearing broker		273,312
Prepaid expenses and other		31,540
Deposit for rental agreement		79,938
Property and equipment, net of accumulated depreciation of $100,911		145,818
Total assets	$	1,030,503
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	78,726
Total liabilities		78,726
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value - 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in-capital		1,722,770
Accumulated deficit		(771,093)
Total stockholder's equity		951,777
Total liabilities and stockholder's equity	$	1,030,503

The accompanying notes are an integral part of this financial statement.

1. Summary of Business and Significant Accounting Policies

Business
Agora Securities Corporation (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority (the "FINRA") and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Cash and cash equivalents are held at more than one financial institution and, at certain times during the year, may exceed the amount of $100,000 insured by the Federal Deposit Insurance Corporation. At December 31, 2007, the Company has cash deposited in excess of federally-insured limits in the amount of approximately $400,000.

Property and Equipment
Property and equipment are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the improvements.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

2. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $150,000 and is included in due from clearing broker in the statement of financial condition. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

3. Regulatory Net Capital Requirement

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2007, the Company has net capital, as defined, of $694,430 which is $594,520 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $78,726. The Company's ratio of aggregate indebtedness to net capital is .11 to 1 at December 31, 2007.

4. Property and Equipment

Property and equipment at December 31, 2007 consist of:

		Estimated Useful Lives
Equipment	$ 152,706	3 years
Furniture and fixtures	64,838	7 years
Leasehold improvements	18,514	5 years
Computer software	10,671	3 years
	246,729	
Less accumulated depreciation	100,911	
	$ 145,818	

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.

6. Income Taxes

The Company provides all income taxes in accordance with the asset and liability method and recognized deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2007, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $377,000 for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2007, the Company had net operating loss carryforwards of approximately $925,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards will begin to expire in various years from 2025 to 2027.

7. Lease Commitments

The Company entered into a noncancellable lease for office space, which expires in 2010. Under the lease terms, annual rental is subject to escalation clauses relating to utilities, taxes and other operating expenses.

Minimum rentals under this lease agreement are as follows:

Years Ending December 31,	
2008	$ 151,597
2009	152,635
2010	127,196
	$ 431,428

8. Subsequent Events

During February 2008, the shareholder of the Company has decided to cease operations and the Company filed Form BDW – Uniform Request for Broker-Dealer Withdrawal with the FINRA.

END